UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)
CRAFTMADE INTERNATIONAL, INC.
(Name of Subject Company)
CRAFTMADE INTERNATIONAL, INC.
(Name of Persons Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
22413E104
(CUSIP Number of Class of Securities)
C. Brett Burford
Chief Financial Officer
Craftmade International, Inc.
650 South Royal Lane, Suite 100
Coppell, Texas 75019
(972) 393-3800
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies To:
Brian D. Barnard
201 Main Street, Suite 2200
Fort Worth, Texas 76102
(817) 347-6600
☐	Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

     This Amendment No. 1 to the Schedule 14D-9 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2010 (together, with the exhibits and annexes thereto, the “Schedule 14D-9”), by Craftmade International, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 was filed in relation to the unsolicited tender offer by Litex Acquisition #1, LLC (“Purchaser”), a Texas limited liability company and wholly owned subsidiary of Litex Industries, Limited, a Texas limited partnership (“Litex”), to purchase all outstanding shares of the Company’s common stock, par value $0.01 per share, including the associated preferred stock purchase rights, in exchange for $5.25 per share, net to the seller in cash (less any applicable withholding taxes and without interest), and on the terms and subject to the conditions described in the Purchaser’s Tender Offer Statement on Schedule TO originally filed with the SEC on March 2, 2010 (as amended and supplemented by Amendment No. 1 thereto and together with the exhibits thereto, the “Schedule TO”). The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Offer.”
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation
     Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence as a separate paragraph below the third bullet point on page 17 of the Schedule 14D-9: “Notwithstanding the Board’s belief, Craftmade cannot be assured that (1) the Company will be able to resume the delivery of superior results for its stockholders, (2) the benefits of the Woodard acquisition will be more fully realized as the economy recovers or (3) the Offer price is less than the future value of the Company’s stock price per Share or that the Offer price does not fully reflect the Company’s future prospects.”
     Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence as a separate paragraph below the first full bullet point on page 18 of the Schedule 14D-9: “Notwithstanding the Board’s belief, Craftmade cannot be assured that the Company’s historical growth and success will be indicative of its future performance or that the Company’s efforts will result in future profitability or that Litex, by acquiring the Company, would be able to reap the benefits of such efforts.”
Item 6. Interest in Securities of the Subject Company
     Item 6 of the Schedule 14D-9 is hereby amended and supplemented by deleting the first part of the first sentence (prior to the table) on page 21 and inserting in its place the following: “During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or by any of its current executive officers, directors, affiliates or subsidiaries, except for the following:”
Item 8. Additional Information
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately prior to the section titled “Forward Looking Statements”:
     Litigation
     On March 22, 2010, stockholder Henry Partners, L.P. filed with the Delaware Court of Chancery a complaint against individual members of the Company’s Board

(collectively, the “Defendants”). The action, styled Henry Partners, L.P. v. James R. Ridings, William E. Bucek, A. Paul Knuckley, R. Don Morris, and Lary C. Snodgrass, Civil Action No. 5366 (the “Henry Complaint”), alleges, among other things, that the Defendants breached their fiduciary duties to the Company’s stockholders in connection with the Offer, and seeks declaratory and injunctive relief, costs and disbursements, and reasonable attorneys’ and experts’ fees. The Company and the Defendants believe that the plaintiff’s allegations in the Henry Complaint lack merit and intend to defend against them vigorously.
     The foregoing summary of the Henry Complaint is qualified in its entirety by reference to the Henry Complaint, which is filed as Exhibit (a)(4) to this Amendment No. 1 and is incorporated in this Amendment No. 1 by reference.
Item 9. Exhibits
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits immediately after exhibit (a)(3):
(a)(4)	Press release, including letter to the Company’s stockholders, issued by the Company on March 31, 2010.

(a)(5)	Letter to the Company’s stockholders dated March 31, 2010.

(a)(6)	Complaint filed on March 22, 2010, in the Delaware Court of Chancery, captioned Henry Partners, L.P. v. James R. Ridings, William E. Bucek, A. Paul Knuckley, R. Don Morris, and Lary C. Snodgrass, Civil Action No. 5366.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CRAFTMADE INTERNATIONAL, INC.
By:	/s/ C. Brett Burford
C. Brett Burford
Chief Financial Officer

Dated: March 31, 2010